As filed with the Securities and Exchange Commission on March 28, 2000

                                                         File No. 70-9537

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM U-1
                 _________________________________________

                        AMENDMENT NO. 3 TO FORM U-1
                          APPLICATION/DECLARATION
                                   UNDER
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ____________________________________________________

 National Grid USA                         Eastern Utilities Associates
 Massachusetts Electric Company            Blackstone Valley Electric Company
 Granite State Electric Company            Eastern Edison Company
 The Narragansett Electric Company         Montaup Electric Company
 Nantucket Electric Company                Newport Electric Corporation
 New England Power Company                   750 West Center Street
 New England Hydro-Transmission              West Bridgewater, MA 02379
   Corporation
 New England Hydro-Transmission
   Electric Company
 New England Electric Transmission
   Corporation
 Research Drive LLC
 New England Power Service Company
 New England Energy Incorporated
   25 Research Drive
   Westborough, MA  01582

 National Grid Group plc
 National Grid (US) Holdings Limited
 National Grid (US) Investments
   National Grid House
   Kirby Corner Road
   Coventry CV4 8JY
   United Kingdom

 National Grid (Ireland) 1 Limited
 National Grid (Ireland) 2 Limited
   8-10 rue Mathias Hardt
   BP39, L 2010
   Luxembourg


 National Grid General Partnership
   10th Floor
   Oliver Building
   2 Oliver Street
   Boston, MA 02109

    (Name of companies and top registered holding company parents filing this statement and addresses of principal executive offices)
     __________________________________________________________________

      Michael E. Jesanis                    Donald G. Pardus
      Kirk L. Ramsauer                      Clifford J. Hebert, Jr.
      National Grid USA                     Eastern Utilities Associates
        25 Research Drive                     750 West Center Street
        Westborough, MA  01582                West Bridgewater, MA 02379

                 (Name and addresses of agents for service)
                     __________________________________

   The Commission also is requested to send copies of any communications in connection with this matter to:

 Clifford M. Naeve, Esq.              Arthur I. Anderson, P.C.
 Judith A. Center, Esq.               David A. Fazzone, P.C.
 W. Mason Emnett, Esq.                Amy J. Gould, Esq.
 William C. Weeden                    McDermott, Will & Emery
 Skadden, Arps, Slate, Meagher          28 State Street
   & Flom LLP                           Boston, MA  02109-1775
   1440 New York Avenue, N.W.
   Washington, D.C. 20005


      National Grid USA, a Delaware corporation and a registered public utility holding company, and Eastern Utilities Associates, a registered public utility holding company organized under a Declaration of Trust in the Commonwealth of Massachusetts, hereby amend their Application/Declaration on Form U-1 in File No. 70-9537 as follows:


 1.   By filing the following exhibit:

      A.   Exhibits

           D-3.B     Order of the RIPUC (to be filed by amendment)


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have caused this pre-effective Amendment No. 3 to the Application/Declaration in File No. 70-9537 to be signed on their behalf by the undersigned thereunto duly authorized.


 NATIONAL GRID USA
 (formerly New England Electric System)


 By: /s/ Kirk L. Ramsauer                        Date:  March 27, 2000
     -----------------------------------
 Title: Deputy General Counsel


 NATIONAL GRID GROUP, PLC

 By: /s/ Clifford M. G. Carlton                  Date:  March 27, 2000
     -----------------------------------
 Title:  Business Development Manager - Reg.


 EASTERN UTILITIES ASSOCIATES*


 By: /s/ Clifford J. Hebert, Jr.                 Date:  March __, 2000
     ----------------------------------
 Title:  Treasurer


 *The name "Eastern Utilities Associates" is the designation of the Trustees of EUA for the time being in their collective capacity but not personally, under a Declaration of Trust dated April 2, 1928, as amended, a copy of which amended Declaration of Trust has been filed in the office of the Secretary of The Commonwealth of Massachusetts and elsewhere as required by law; and all persons dealing with EUA must look solely to the trust property for the enforcement of any claim against EUA, as neither the Trustees nor the officers or shareholders of EUA assume any personal liability for obligations entered into on behalf of EUA.



                                                                  EXHIBIT D-3.B

               STATE OF RHODE ISLAND AND PROVIDENCE PLANTATIONS

                         PUBLIC UTILITIES COMMISSION


IN RE:  CONSOLIDATION AND ADJUSTMENT OF RATES FOR
          o    NARRAGANSETT ELECTRIC COMPANY
          o    BLACKSTONE VALLEY ELECTRIC COMPANY
          o    NEWPORT ELECTRIC CORPORATION

                                                           DOCKET NO. 2930


                              REPORT AND ORDER

         This proceeding was commenced on May 20, 1999 with the filing by Narragansett Electric Company ("Narragansett"), the Rhode Island operating subsidiary of the New England Electric System ("NEES"), and Blackstone Valley Electric Corporation ("BVE") and Newport Electric Corporation ("Newport"), the Rhode Island operating subsidiaries of Eastern Utilities Associates ("EUA"), of a proposed rate plan relating to the consolidation of BVE, Newport and Narragansett in connection with the merger of their respective parent companies, EUA and NEES.(1) The proposed merger of BVE, Newport and Narragansett (collectively, the "merged Company") was approved by the Division of Public Utilities and Carriers ("Division") on February 25, 2000. The filing before the Commission is for approval of a rate consolidation plan for the merged Company, which will have approximately one-half million customers, distributed as follows:

                              Customers       Percent(2)
                              ---------       -------
          Narragansett         336,000           74%
          BVE                   87,000           19%
          Newport               33,600            7%
                              --------        ------
                               456,600          100%
                               =======          ===

----------
(1)  Filing letter dated May 20, 2000 (Filing Letter).
(2)  Ex. AG-1, p. 14.


I.  TRAVEL OF THE CASE.

    A.   ORIGINAL RATE PLAN FILING.

         On May 20, 1999, Narragansett filed the testimony of Mr. Michael
E. Jesanis,(3) Mr. Robert G. Powderly,(4) Mr. Lawrence J. Reilly,(5) Mr. David M. Webster,(6) Mr. James Molloy,(7) Mr. James J. Bonner, Jr.,(8) Mr. David J. Hoffman,(9) and Mr. Richard J. Levin(10) in support of a proposed rate plan for the merged Company (the "Original Rate Plan Filing"). This Rate Plan Filing, which would become effective within 120 days of the closing of the EUA-NEES merger or April 1, 2000, whichever occurred later,(11) sought approval to implement (i) a single set of distribution rates for the merged Company(12) that would be frozen through 2004(13) and produce an annual rate reduction of approximately $5.4 million,(14) (ii) the recovery of additional annual depreciation expenses for the merged Company of approximately $2.8 million through a rate increase of $0.039 per kWh beginning January 1, 2001,(15) (iii) the recovery of approximately $754 million of acquisition and transaction costs and expenditures incurred by
(a) National Grid Group, plc, in connection with its acquisition of NEES, and (b) NEES in connection with its acquisition of EUA,(16) and (iv) the consolidation of the accounting for certain utility assets and liabilities which are closely monitored by the Commission for ratemaking purposes.(17)

----------------
(3)   Narr. Ex. 2.
(4)   Id.
(5)   Id.
(6)   Id.
(7)   Narr. Ex. 3.
(8)   Id.
(9)   Narr. Ex. 4.
(10)  Id.
(11)  Narr. Ex. 2, p. 13 (lower right).
(12) Id. These distribution rates would consist of Narragansett's existing rates modified to include an additional charge of $0.00661 per kWh for Newport customers. Narr. Ex. 2 at p. 14; Narr. Ex. 3 at p. 39.
(13)  Id.
(14)  Id.
(15)  Narr. Ex. 2, p. 192 (lower right).
(16)  Narr. Ex. 2, p. 72 (lower right); Ex. TEC-RI 1-35.
(17)  Narr. Ex. 2, pp. 46-48 (lower right).


         Motions to intervene in this proceeding were filed by The Energy Council of Rhode Island ("TEC-RI"), the United States Department of the Navy ("Navy"), National Grid Group, plc ("National Grid"), and the Rhode Island Attorney General ("Attorney General"), and were subsequently granted by the Commission.

B.   COST OF SERVICE FILING.

         On July 13, 1999, the Commission ruled that the Company's Original Rate Plan Filing did not comply with the Part 2 Filing Requirements of the Commission's Rules of Practice and Procedure in that the Filing did not contain the requisite cost of service information. On September 16, 1999, Narragansett filed a consolidated cost of service for the rate year 2000 ("Cost of Service Filing") which indicated a revenue excess or (deficiency) for each company as follows:(18)

                                                Excess Company
              Company                            (Deficiency)
              -------                           --------------
              Narragansett                       ($11,265,000)
              BVE                                ($   125,000)
              Newport                             $ 1,308,000
                                                 ------------
                  Total Revenue Deficiency       ($10,081,000)
                                                 ============
--------
(18)  Narr. Ex. 8 at p. 31 (lower right).


C.   TESTIMONY OF OTHER PARTIES.

         In response to the Original Rate Plan Filing, on September 27, 1999, the Navy filed the testimony of Dr. Allan Rosenberg,(19) on October 29, 1999, TEC-RI filed a statement of position, and on October 31, 1999, the Division filed the testimony of Mr. David Effron(20) and Dr. John Stutz.(21) On November 19, 1999, the Division filed additional testimony of Mr. Effron(22) and Dr. Stutz(23) in response to the Cost of Service Filing. The Division's witnesses presented testimony supporting a combined revenue excess of approximately $10 million, as follows:(24)

                                                        Excess
          Company                                      Revenues
          -------                                    -----------
          Narragansett                               $ 5,794,000
          BVE                                        $ 2,983,000
          Newport                                    $ 2,685,000
                                                    ------------
                (Less: Increased depreciation)      ($ 1,051,000)

                        Total Excess Revenues        $10,411,000
                                                     ===========
-------------------
(19)  Ex. Navy-1.
(20)  Ex. Division-3.
(21)  Ex. Division-1.
(22)  Ex. Division-4.
(23)  Ex. Division-2.
(24)  Ex. Division-4, p. 26.


         On November 19, 1999, the Attorney General filed the testimony of Mr. Bruce R. Oliver,(25) Ms. Andrea C. Crane(26) and Mr. Richard W. LeLash(27) in response to both the Original Rate Plan Filing and the Cost of Service Filing. The Attorney General's witnesses presented testimony supporting a combined revenue excess of $13.3 million.(28) On the same day, the Navy filed the testimony of Dr. Allan Rosenberg in response to the Cost of Service Filing.(29)

----------
(25)  Ex. AG-1.
(26)  Ex. AG-3.
(27)  Ex. AG-2.
(28)  Ex. AG-1, pp. 89-90.
(29)  Ex. Navy-3.


D.   SIMPLIFIED RATE PLAN.

         On December 7, 1999, Narragansett filed the rebuttal testimony of Mr. Michael E. Jesanis,(30) Mr. Michael D. Laflamme,(31) Mr. Augustine Camara,(32) Mr. Charles Olson,(33) and Mr. James M. Molloy.(34) In its rebuttal testimony, Narragansett modified the Original Rate Plan Filing and presented a "Simplified Rate Plan." The Simplified Rate Plan requested approval to implement (i) a single set of rates for the merged Company that would produce an annual rate reduction of approximately $9.3 million,(35)
(ii) the recovery of approximately $113 million of acquisition and transaction costs and expenditures incurred by NEES in connection with its acquisition of EUA,(36) and (iii) the consolidation of the accounting for certain assets and liabilities which are closely monitored by the Commission for ratemaking purposes. The rebuttal testimony included a modified cost of service that now indicated a combined revenue excess for the companies of $4.2 million:(37)

             Company                             Excess Revenues
             -------                             ---------------
             Narragansett                          $  234,000
             BVE                                   $2,631,000
             Newport                               $1,350,000
                                                   ----------
                  Total Revenue Excess             $4,215,000
                                                   ==========

         Narragansett further proposed to defer filing of a fully allocated cost of service study for the merged Company until after the merger.

--------
(30)  Narr. Ex. 12.
(31)  Id.
(32)  Id.
(33)  Id.
(34)  Narr. Ex. 13.
(35)  Narr. Ex. 12, pp. 14-17 (lower right).
(36)  Id.
(37)  Narr. Ex. 12 at p. 75 (lower right).


E.   FULLY ALLOCATED COST OF SERVICE FILING.

         At an open meeting on December 13, 1999, the Commission ordered Narragansett to submit forthwith a fully allocated cost of service study using the modified cost of service filed with the Simplified Rate Plan. On January 28, 2000, a fully allocated cost of service study was filed with the Commission.

F.   PUBLIC COMMENT.

         The Commission traveled to the following locations and conducted duly noticed public hearings for the purpose of accepting public comments on the Company's filing:

         November 2, 1999           Warwick City Hall, Warwick, RI
         November 9, 1999           Pawtucket City Hall, Pawtucket, RI
         November 15, 1999          Newport City Hall, Newport, RI

On November 17, 1999, an additional public hearing for the same purpose commenced at 10:00am in the Commission's hearing room located at 100 Orange Street in Providence.

II.   UNCONTESTED STIPULATION AND SETTLEMENT.

         On January 31, 2000, a Stipulation and Settlement entered into between Narragansett, BVE and Newport and the Division, the Attorney General, and the Navy, regarding rates for the merged Company, was filed with the Commission. On February 9, 2000, an Amended Stipulation and Settlement, adding TEC-RI as a party and containing certain other changes, was filed with the Commission. Public hearings on the Amended Stipulation and Settlement were conducted in the hearing room of the Commission at 100 Orange Street in Providence on February 11, 15, 18 and 29, 2000. The following appearances were entered:

         FOR THE COMPANIES             Ronald T. Gerwatowski, Esq.
                                       David A. Fazzone, Esq.
                                       David A. Fazzone, PC
                                       McDermott, Will & Emery

        FOR THE DIVISION               Elizabeth A. Kelleher, Esq.
                                       Special Assistant Attorney General

        FOR THE ATTORNEY GENERAL       Paul J. Roberti, Esq.
                                       Assistant Attorney General

        FOR TEC-RI                     Andrew J. Newman, Esq.
                                       Rubin and Rudman, LLP

        FOR THE NAVY                   Audrey Van Dyke, Esq.

        FOR NATIONAL GRID              Patricia French, Esq.
                                       LeBoeuf, Lamb, Green & MacRae, LLP

        FOR THE COMMISSION                   Lindsay A. Johnson, Esq.

         Following the conclusion of the hearings, a Second Amended Stipulation and Settlement, containing a number of changes in response to concerns raised by the Commission during the hearings, was filed with the Commission on March 3, 2000. The Navy was not a party to the Second Amended Stipulation and Settlement, having withdrawn from the settlement following the hearings. However, by letter dated March 2, 2000 to Narragansett, the Navy indicated that it would not object to the approval of the settlement by the Commission. A Third Amended Stipulation and Settlement dated March 14, 2000, adding National Grid as a party and containing certain final changes, was subsequently filed with the Commission for approval (the "Settlement").(38)

         The Settlement produces an initial annual revenue reduction in the amount of $13.1 million(39) More specifically, the Settlement provides that: (i) following the merger, Blackstone and Newport customers will be billed at Narragansett's rates; (ii) the merged Company's revenues will be reduced by an annual amount of $2.7 million;(40) (iii) the merged Company's rates, subject to certain conditions,(41) will be frozen through December 31, 2004;(42) and (iv) to the extent that the Company can demonstrate that its total post-merger cost of service has been reduced on an ongoing basis, the merged Company will be allowed to retain a share of the merger savings following the rate freeze period, as summarized below and more fully described in the Settlement.

-------------
(38) A copy of the Third Amended Stipulation and Settlement dated March 14, 2000 is attached as Appendix A hereto and incorporated by reference herein. Notwithstanding the description of the Settlement contained in this Report and Order, the terms and provisions contained in the Settlement are controlling. References herein to Settlement page numbers refer to the numbers on the lower right-hand page corner.
(39) Settlement, p. 4 (lower right). See pp. 10-11 for an analysis of the revenue reduction.
(40)  Ibid.at p. 5 (lower right).
(41) Settlement, pp. 11-13 (lower right). The conditions are that the rates could be increased if inflation exceeds 4% during the period of the rate freeze or if Federal or State-initiated cost changes cause a change in revenue requirements by more than $750,000 and $375,000, respectively.
(42)  Settlement, p. 10, (lower right).


         Following the rate freeze period, the merged Company's revenue requirements will continue to be governed by traditional cost-of-service ratemaking principles, with certain modifications. In particular, the merged Company will be permitted to include one-half of any proven merger savings, as more specifically defined by the Settlement, in future cost of service rate cases through the year 2019,(43) but only in the event that either (i) the percentage increase in rates is less than the cumulative amount of 1.9% per year through 2009 and 80% of the cumulative annual change in the Gross Domestic Product Implicit Price Deflator(44) ("GDPIPD") from 2010 through 2019,(45) or (ii) the merged Company proves the continued existence of the merger savings.46 Notwithstanding the foregoing, however, if the percentage increase in rates is greater than the cumulative change in the applicable index referred to in clause (i) above,(47) the portion of the shared savings that caused the applicable index to be exceeded will be excluded from the merged Company's cost of service, unless such excess is due to cost increases caused by Federal and/or State-initiated cost changes or regulatory cost reallocations, as defined in the Settlement.(48) In the latter case, the merged Company must prove the continued existence of merger savings in order to continue recovering its savings share.(49)

         In addition, in the event that the Company's actual earnings exceed the 10.5% rate of return on equity allowed under the Settlement,(50) the merged Company will be required to refund a portion of the excess earnings.(51)

--------------
(43)  Ibid., pp. 16-27 (lower right).
(44)  Tr. 2/15/00, p. 34.
(45)  Settlement, pp. 16-27 (lower right).
(46)  Id.
(47) The growth in the GDPIPD index is measured from the year 2000. Settlement, pp. 26, 96 (lower right).
(48)  Id.
(49)  Id.
(50)  Settlement, pp. 29-32 (lower right).
(51) During the period of the rate freeze the Company is required to refund 50% of return on equity earnings between 12% and 13% and 75% of earnings in excess of 13%. For the post-rate freeze period the Company is required to refund 50% of the first 1% of earnings over the allowed return on equity and 75% of any earnings in excess thereof.


         The Settlement also provides for:

         1. The expansion of the availability of the Low Income Rate A-60 to include all customers who are eligible for assistance through the State's Low Income Home Energy Assistance Program ("LIHEAP") program.(52)

         2. The adoption of service quality performance standards with financial penalties in the event that such standards are not maintained.(53)

         3. The prohibition on recovery in rates by the merged Company of "golden parachute" and severance payments.(54)

         4. The implementation of higher depreciation rates and deferred tax accounting for the cost of removal.(55)

         5. The retention by Narragansett of a $17.5 million lump sum credit to its Contract Termination Charge account to fund a portion of the deficiency in Narragansett's deferred tax reserve.(56)

         6. The creation of an Environmental Response Fund to satisfy remedial and clean-up obligations of Narragansett, BVE and Newport arising from the ownership and/or operation of manufactured gas plants and sites associated with the operation and disposal activities from such gas plants.(57)

         7. The consolidation of the companies' transmission rates in two steps. For the year 2000, a separate transmission adjustment factor shall be calculated for customers in the Newport, BVE, and Narragansett service territories to continue the present allocation of transmission costs currently assigned to each company. Beginning in the year 2001, however, the merged Company will eliminate these zonal adjustment factors and apply one transmission adjustment factor for all customers.

         8.   The phase-in of uniform transition charges.

----------
(52)  Settlement, p. 40 (lower right).
(53)  Ibid., pp. 39-40; 108-116 (lower right).
(54)  Ibid., pp. 18, 39 (lower right).
(55)  Ibid., p. 28 (lower right).
(56)  Id.
(57)  Ibid., pp. 33-35 (lower right).


         The Settlement proposes six types of rate changes to implement the $13.1 million revenue reduction.(58) First, the application of Narragansett's rates to BVE and Newport customers will produce annual customer savings totaling $8 million.(59) Second, the rate for the Navy will be reduced to produce annual savings of $734,000.(60) Third, the expansion of the availability of the Low-Income Rate A-60 will create $600,000 of savings.(61) Fourth, at least through 2004, all customers would receive a uniform "Settlement Credit" of $0.00038 per kWh(62) in order to generate an additional $2.7 million of savings.(63) Fifth, credits totaling $400,000 would be applied to Newport and BVE customers' bills through the end of 2004 to ensure that no customers receive rate increases. Sixth, a $700,000 annual reduction in the contract termination charge expenses to BVE and Newport customers.

-----------------
(58)  Ibid., p. 4 (lower right).
(59)  Id.
(60)  Id..
(61)  Ibid., p. 5 (lower right).
(62)  Joint Ex. 3, Ex. 2, Rate Cover Sheets.
(63)  Settlement, p. 5 (lower right).


III. COMMISSION FINDINGS.

         At an open meeting of the Commission on March 14, 2000, the Third Amended Stipulation and Settlement dated March 14, 2000 was unanimously approved based upon the Commission's finding that the parties presented substantial evidence that the Settlement is in the public interest because it: (i) is the product of serious bargaining among capable, knowledgeable parties; (ii) benefits ratepayers and the public interest; and (iii) does not violate any important regulatory principle or practice. In approving the Settlement, however, the Commission will not give up any authority the Legislature has delegated to the Commission to protect the public against improper and unreasonable rates.

         Generally, ratemaking constitutes the exercise of legislative powers delegated to the Commission by the Legislature and the Commission's findings are not binding on future Commissions. The Commission approves the Settlement subject to its own, as well as every future Commission's, ongoing obligation and right to review and, where required, modify rates to protect the public against improper and unreasonable rates. The Commission's obligation arises from the Legislative mandate that the Commission periodically review and hold public hearings respecting public utility rates.(64) This review is required of all proposed rate changes and also in the absence of any proposed rate changes.(65) It is the Commission's view that this Legislative mandate gives the Commission an indefeasible(66) right to modify rates as required to protect the public in accordance with the intent of the statute. Accordingly, the Commission's approval of this Settlement and the agreed-upon rates is not binding upon a future Commission in any future investigation of Narragansett's rates, to the extent modifications of this Settlement are consistent with the Commission's ongoing obligation to protect the public against improper and unreasonable rates.

-----------
(64)  R.I.G.L.ss.39-1-1(c).
(65) R.I.G.L.ss.39-3-11; see also In re Island Hi-Speed Ferry, LLC, RI Sup. Ct. slip op. at p.6 (issued Feb. 21, 2000).
(66) The rule-making power of any administrative body may not abrogate state law dealing with the same subject. Reback et al. v. Rhode Island Board of Regents, 560 A.2d 357, 358.


         There is one rate matter that is not included in the Settlement. This matter arises from the fact that Narragansett, BVE and Newport each has a similar tariff that allows for the refund or recovery, as appropriate, of any over- or under-collection of the cost of wholesale Standard Offer service.(67) Narragansett proposes that, following the merger, all customers would be billed under the provisions of its Standard Offer Adjustment Provision. There is, however, one significant provision in the BVE and Newport tariffs that is not contained in the Narragansett tariff:

         Notwithstanding the foregoing, the Company may not recover, without full disclosure and the express approval of the Commission, any cost of Standard Offer Service in excess of the costs billable under the Settlement Agreement dated October 17, 1997.(68)

----------
(67)  See Order No. 15521, Docket No. 2651, dated July 10, 1998, p.18.
(68)  Order No. 15756, Docket No. 2834, dated December 31, 1998, at p. 14.


         This provision arose out of the Commission's ongoing concern with the terms of BVE and Newport's Standard Offer supplier contracts. In essence, the Commission's concern was that BVE and Newport had not, consistent with prior representations, required Standard Offer wholesale suppliers to "deliver a performance surety securing the suppliers full responsibility."(69) The Commission found that the security provisions did not "meet reasonable commercial standards because the quality and reliability of service may be compromised, and/or additional costs could be incurred in the event of a supplier default."(70) BVE and Newport represented to the Commission, however, that any costs arising from the default of a supplier would not be recoverable from ratepayers:

         The financial consequences to ratepayers arising from these issues . . . will be mitigated by the fact that the Companies have represented to the Commission that costs arising from the default of a supplier are not recoverable from ratepayers and that negotiated cost increases . . . are recoverable only with the Commission's express approval. The Commission believes that these facts should be made clear in the Companies' tariffs. In addition, the Commission finds that the tariff language should specify the rights of all parties to examine the facts surrounding the acquisition of power supply and to contest the Companies' rights to recover any resulting costs.(71)

         The merger of BVE, Newport and Narragansett does not change the extent to which costs incurred under BVE and Newport's Standard Offer power contracts are recoverable. Narragansett is simply stepping into the shoes of BVE and Newport with respect thereto.(72) Consequently, the Commission finds that the following modified tariff language should be inserted in Narragansett's Standard Offer Adjustment Provision:(73)

         Notwithstanding the foregoing, the Company may not recover, without full disclosure and the express approval of the Commission, any cost of Standard Offer Service in excess of the costs billable under the applicable Wholesale Settlement agreements from 1997 that established prices for wholesale standard offer supply.(74)

-------------
(69)  Ibid. p. 11.
(70)  Ibid., p. 13.
(71)  Ibid., pp. 13-14.
(72) It should be noted that Mr. Jesanis stated that any commitment made by BVE and Newport would be honored by Narragansett. Tr. 2/15/00, p. 110.
(73) The addition of this provision was agreed to by Narragansett's Counsel by letter dated March 6, 2000.
(74) Order No. 15756, Docket No. 2834, dated December 31, 1998, at p. 14, as revised per letter from Narragansett's Counsel dated March 6, 2000.


         Accordingly, it is:

         (16200) ORDERED:

1. That the rate plan filing filed on May 20, 1999 relating to the consolidation of Narragansett, BVE and Newport is hereby denied and dismissed.

2. That Third Amended Stipulation and Settlement dated March 14, 2000 is hereby approved.

3. That Narragansett's proposed Standard Offer Adjustment Provision shall be modified to include the following at the end of the proposed
      Provision:

         Notwithstanding the foregoing, the Company may not recover, without full disclosure and the express approval of the Commission, any cost of Standard Offer Service in excess of the costs billable under the applicable Wholesale Settlement agreements from 1997 that established prices for wholesale standard offer supply.

4. That the Company shall file compliance tariffs consistent with the terms of the Third Amended Stipulation and Settlement to become effective on the later of: (i) the first day of the month following the closing of the merger, or (ii) the first day of the month following the completion of all modifications to the customer billing and metering systems necessary for the consolidation of rates.

5. That the Company shall act in accordance with all other terms and conditions imposed by the Third Amended Stipulation and Settlement and this Report and Order.


         EFFECTIVE AT PROVIDENCE, RHODE ISLAND PURSUANT TO AN OPEN MEETING DECISION ON MARCH 14, 2000. WRITTEN ORDER ISSUED MARCH 24, 2000.


                                      PUBLIC UTILITIES COMMISSION


                                      -------------------------------
                                      Kate F. Racine, Commissioner



                                      --------------------------------
                                      Brenda K. Gaynor, Commissioner






                                                                APPENDIX A


              STATE OF RHODE ISLAND AND PROVIDENCE PLANTATIONS
                  RHODE ISLAND PUBLIC UTILITIES COMMISSION

-------------------------------------
                                     )
Narragansett Electric Company        )           R.I.P.U.C. No. 2930
Blackstone Valley Electric Company   )
Newport Electric Corporation         )
-------------------------------------


                  THIRD AMENDED STIPULATION AND SETTLEMENT

        The Narragansett Electric Company ("Narragansett" or "Company"), Blackstone Valley Electric Company ("BVE"), and Newport Electric Corporation ("Newport") (collectively "Companies") enter into this Stipulation and Settlement ("Settlement") with the Division of Public Utilities and Carriers ("Division"), the Department of the Attorney General ("Attorney General"), The National Grid Group, plc, and The Energy Council of Rhode Island ("TEC-RI") (collectively, the "Parties"), to resolve all issues arising in this Docket 2930.(75)

------------
(75) The Department of the Navy is not a party to this agreement, but have represented that they do not oppose the approval of the Settlement.


1.   MERGER OF THE OPERATING COMPANIES

         For purposes of this Settlement, it is assumed by the Parties that Newport and BVE will merge with and into Narragansett. The Attorney General and TEC-RI agree to support the Petition of the Companies in Division Docket D-99-12, for authorization to consummate such merger, and the advocacy section of the Division and the Attorney General agree to withdraw any opposition to Division approval in that docket. References in this Settlement to "customers" refer to all customers located in the service territories of Narragansett, BVE, and Newport, unless expressed otherwise.

2.   RATE REDUCTIONS AND RATE DESIGN

         (a) As of the Rate Consolidation Date, defined below, Narragansett shall implement a set of rate reductions totaling $13.1 million. This set of reductions consists of a reduction in consolidated distribution rates that are approximately $12.4 million less than the combined distribution revenues of the three Companies, plus a reduction in annual contract termination charge expenses equal to an initial annualized amount of approximately $700,000, implemented in the manner described in paragraph
              (d) below. The first $8.7 million of the distribution revenue reduction will be applied to fully consolidate Newport and BVE distribution rates to Narragansett rates and lower the current distribution rate of the Department of the Navy rate by approximately $734,000. The next $400,000 of distribution revenue reduction will be applied to fund rate design mechanisms that are intended to "hold harmless" all Newport and BVE customers from distribution rate increases resulting from the rate consolidation through December 31, 2004, as described in Exhibit 1. The next $600,000 will be used to fund expansion of the low income rate. The remaining amount of distribution revenue reduction of approximately $2.7 million will be applied as a uniform per kWh "Settlement Credit" on all customer bills.

         (b) Certain of the "hold harmless" rate design mechanisms, as identified in Exhibit 1, shall expire on December 31, 2004.

         (c) The "Settlement Credit" will remain in effect after December 31, 2004 unless the Company has made a filing and showing with the Commission in 2004 resulting in a Commission finding that the Company's return on equity was less than 10.5% in 2003 on an historical test year basis, as adjusted to reflect established Commission ratemaking principles and to incorporate any other normalizing adjustments as may be appropriate. However, there will be no adjustments to actual results to recognize or annualize known and measurable changes. In the case resulting from such filing, the Company must meet the same burden of evidentiary proof as occurs in a cost of service rate case, subject to the usual review of the Commission and permitted evidentiary challenges by the Division and other intervenors. No allowance for the Company's share of savings will be permitted in the calculation of earnings in this filing. If the Company meets its burden, the "Settlement Credit" will expire on December 31, 2004. If the "Settlement Credit" does not expire, it shall remain in effect until new distribution rates are established through the Company's first cost of service rate case.

         (d) The reduction in contract termination charge expenses will occur by lowering the return earned on fixed costs in the contract termination charge formula set forth in the service agreement between Montaup Electric Company, Blackstone Valley Electric, and Newport Electric. The return will be lowered to the same return as earned by New England Power Company in the contract termination charge formula set forth in the service agreement between New England Power Company and Narragansett Electric. An appropriate filing shall be made at FERC to implement this provision.

3.   DEFINITION OF "RATE CONSOLIDATION DATE"

         (a) For purposes of this Settlement, the term "Rate Consolidation Date" refers to the date upon which the terms of this Settlement shall go into effect, which shall be the last to occur of the following:

              (i) the first cycle of the billing month following the day that the Companies notify the Commission and the Parties in writing that all modifications to the customer billing and metering systems necessary for the consolidation of rates have been completed;

              (ii) the first cycle of the billing month following a written order by the Division approving the merger of the operating companies in Docket D-99-12 ("Division Merger Approval"); or

              (iii) the first cycle of the billing month following a
                    written order by the Commission approving this Settlement ("Commission Settlement Approval").

         (b) Rates going into effect on the Rate Consolidation Date shall be on a bills rendered basis.

4.   MONTHLY CREDITS FOR DELAYED IMPLEMENTATION OF RATE CONSOLIDATION

         (a) If Division Merger Approval has been received by February 25, 2000 and Commission Settlement Approval has been received by March 1, 2000, but the Rate Consolidation Date does not occur by April 1, 2000, the Companies will provide a credit for the benefit of customers equal to $1 million per month until the Rate Consolidation Date occurs, as provided below, beginning with the month of April. The $1 million credit (net of taxes) will be applied by reducing the deferred tax deficiency of BVE and Newport that will otherwise exist following the merger. For purposes of this Section 4, Division Merger Approval and Commission Settlement Approval must be through a written order.

         (b) If (i) Division Merger Approval is not received by March 1, 2000, but is received before March 15, 2000 or (ii) Commission Settlement Approval is not received by March 1, 2000, but is received by March 30, 2000, Narragansett will be required to provide a credit of $500,000 (net of taxes) for the first month for a delay in the Rate Consolidation Date beyond April 1 and $1 million (net of taxes) per month thereafter.

         (c) If either the Division Merger Approval or Commission Settlement Approval is not received by March 15, 2000 and March 30, 2000, respectively, Narragansett will be required to provide a credit of only $500,000 (net of taxes) for each month for a delay in the Rate Consolidation Date beyond April 1; provided, however, once all necessary regulatory approvals for the merger of EUA and NEES have been obtained (including Division Merger Approval, Commission Settlement Approval, approval of the Massachusetts Department of Telecommunications and Energy, and the approval by the Securities and Exchange Commission), the Company will be required to provide a credit of $1 million per month (net of taxes) if the Rate Consolidation Date has not been achieved on the first billing cycle of the month thirty days after receipt of the final order providing the last outstanding approval necessary for the merger of EUA and NEES.

         (d) For every $500,000 of credits applied pursuant to this Section to reduce the deferred tax deficiency of BVE and Newport that will otherwise exist following the merger, the Company will increase the amount of incremental costs borne by the Company for the expansion of the low income rate referenced in Section 20 by $40,000.

5.   RATES, TARIFFS, AND TERMS & CONDITIONS FOR SERVICE

         (a) The rates reflected on the cover sheets for all of the rates and tariffs included in Exhibit 2 will take effect for billings to all customers on and after the Rate Consolidation Date. The new Narragansett rates G-22 and N-01, as well as amended tariffs A-32 and A-60, each of which are included in
              Exhibit 3, will take effect for billings on and after the Rate Consolidation Date. All the terms of the other pre-existing rates referenced in Exhibit 2 shall remain the same as currently effective for Narragansett. All of Narragansett's terms and conditions for service which are in effect as of the Rate Consolidation Date shall apply to all customers, including terms and conditions for customers and nonregulated power producers. A copy of the Terms and Conditions applicable to customers, that will go into effect on the Rate Consolidation Date, is attached as Exhibit 8, marked to show changes from those currently in effect. The effect of the rate consolidation will be to have one set of rates, tariffs, terms, and conditions applying to all customers and to terminate all rates, tariffs, terms, and conditions previously in effect for BVE and Newport.

         (b) Customers currently grandfathered on the Company's Auxiliary Service tariffs shall remain grandfathered on that tariff through the end of the Rate Freeze Period.

6.   DISTRIBUTION RATE FREEZE

     (A)  RATE FREEZE PERIOD

        From the Rate Consolidation Date through the end of calendar year 2004 ("Rate Freeze Period"), the distribution component of Narragansett's rates reflected in Exhibit 2 shall be frozen, subject only to the exogenous events defined below ("Exogenous Events").(76) During the Rate Freeze Period, the Companies will adjust distribution rates by a uniform per kWh factor as a result of any of the Exogenous Events, subject to subsection (C) below.
-----------

(76) Gross receipts taxes during the Rate Freeze Period shall be directly reflected on the tariff sheets and customer bills, whether higher or lower than that which was in effect at the beginning of the Rate Freeze Period.

         (B)      EXOGENOUS EVENTS

                  (1) State Initiated Cost Change: Narragansett shall adjust its distribution rates (upward or downward) if the occurrence of a "State Initiated Cost Change", as defined below, causes (in the aggregate) a change in the Narragansett's revenue requirement by more than $375,000. For purposes of this Settlement, the term "State Initiated Exogenous Change" shall mean: (i) the enactment or promulgation of any new or amended state or local tax laws, regulations, or precedents governing income, revenue, sales, franchise, or property taxes or any new or amended state or locally imposed fees (but excluding the effects of annual changes in local property tax rates and revaluations); (ii) the elimination of any existing state or local tax or fee obligations; and (iii) any state legislative or state regulatory mandates which impose new obligations, duties or undertakings, or remove existing obligations, duties, or undertakings which individually decrease or increase Narragansett's costs.

                  (2) Federally Initiated Cost Change: Narragansett shall adjust its distribution rates (upward or downward) if the occurrence of a "Federally Initiated Cost Change", as defined below, causes (in the aggregate) a change in the Narragansett's revenue requirement by more than $750,000. For purposes of this Settlement, the term "Federally Initiated Cost Change" shall mean: (i) any externally imposed changes in the federal tax rates, laws, regulations, or precedents governing income, revenue, or sales taxes or any changes in federally imposed fees; and (ii) any federal legislative or federal regulatory mandates which impose new obligations, duties or undertakings, or remove existing obligations, duties, or undertakings which individually decrease or increase Narragansett's costs.

                  (3) Regulatory Cost Reallocation: The distribution rates reflected in this Settlement during the Rate Freeze Period are based on the separation of costs among supply, transmission, and distribution functions in place on the date of the Settlement. If a "Regulatory Cost Reallocation", as defined below, causes a change in Narragansett's revenue requirement by more than $500,000, Narragansett will make an appropriate adjustment to its distribution rates to reflect such change or allocation. For purposes of this Settlement, the term "Regulatory Cost Reallocation" shall mean the reassignment of costs and/or revenues now allocated to generation, transmission, or distribution functions to or away from the distribution function by the Commission, FERC, NEPOOL, the ISO or any other official agency having authority over such matters.

                  (4) Excessive Inflation: If the average rate of inflation from January 1, 2000 through 2002, measured by annual changes in the "Gross Domestic Product Implicit Price Deflator" ("GDPIPD"), exceeds 4%; or such average annual rate of inflation from January 1, 2000 through 2003 exceeds 4%, Narragansett will be allowed, pursuant to the procedure below, an increase in its distribution revenues in years 2003 and/or 2004, respectively, equal to the amount by which such average inflation rate exceeds 4%. In calculating the amount of the allowed increase, an adjustment to the distribution cost of service used in the calculation shall be made to remove depreciation before multiplying the allowed percentage against distribution revenue.

         (C)      PROCEDURE FOR ADJUSTING RATES DURING RATE FREEZE PERIOD.

                  (1) Procedure. If any of the Exogenous Events described above occur during the Rate Freeze Period, Narragansett shall file for adjustments no later than December 31 of the year in which the event(s) occurred. If Narragansett has not made a filing, the Division and other Parties have the right to make a filing on their own to open a proceeding if the Division or other Parties believe an Exogenous Event has occurred that should result in a rate decrease. Any adjustments shall be subject to review by the Commission, and after a public hearing and approval by the Commission, shall be implemented for usage on and after April 1 of the following year (unless suspended by the Commission) and shall be collected through a uniform and fully reconciling surcharge or refund factor applied to all kilowatt-hours billed under Narragansett's retail delivery rates. Any such filings are limited to once per calendar year, provided that any costs incurred or avoided from such Exogenous Events shall be deferred for consolidation in the single filing. However, when accumulated deferred costs reach $1 million, the total cost shall accrue interest at the customer deposit rate from such time until recovered in rates. In instances where the total accrued costs are less than $1 million and the effective date of the adjustment is suspended beyond April 1, the Company shall be entitled to accrue interest at the customer deposit rate for the accumulated deferred costs (even though less than $1 million) from April 1 until cost recovery is allowed. In any proceeding under this subsection, the Party claiming that there should be a rate modification resulting from the occurrence of an Exogenous Event shall carry the burden of proving the occurrence and the cost impact. The Company will file a certification with the Commission by February 1 of each year during the Rate Freeze Period, with copies to the Parties, certifying that, to the best of the Company's knowledge and belief, there have been no occurrences of Exogenous Events except as identified in the certification.

                  (2) Earnings Limit. If and when the Company makes a filing seeking an adjustment that increases rates under this section, if the average intrastate return on equity of the Company, calculated using the same methodology as set forth in Section 11(A) below, for the time period from January 1, 2000 to the end of the last quarter prior to the date of the filing for such adjustment, exceeds 12.00%, the Company will not be permitted to make a rate adjustment until the average return has dropped below 12.00%. If and when the average return drops below 12.00%, the Company may only recover costs on a prospective basis.

         (D)      TRADITIONAL COST OF SERVICE RATEMAKING AFTER THE RATE
                  FREEZE PERIOD

                  After the Rate Freeze Period, no special adjustments to distribution rates for Exogenous Events, as described in this Section, shall be permitted.(77) Except for the expiration of the Settlement Credit (if applicable) and the expiration of certain of the "hold harmless" rate design mechanisms referred to in Exhibit 1, distribution rate changes (other than rate changes governed by Commission- approved reconciliation adjustment provisions) may occur under traditional cost of service principles, consistent with Rhode Island law. As such, the Company is permitted to file a cost of service rate case to change distribution rates for usage on or after January 1, 2005,(78) if the Company believes it has or will have a revenue deficiency for the applicable rate year. The Parties also have the right to file a complaint with the Commission requesting the Commission require a cost of service review to reduce distribution rates on or after January 1, 2005 if the Parties believe that the Company has or will have a revenue excess. In any cost of service case, whether commenced by a filing of the Company, a complaint, or on the Commission's initiative, the Company may include an allowance for its share of savings, to the extent permitted by Section 8 of this Settlement.

--------

 77     Any Exogenous Event adjustments made during the Rate Freeze
        Period will remain in rates through the completion of the Company's first COS rate case. However, no future adjustments will be permitted after the Rate Freeze Period.

 78 A filing may be made in 2004 to change rates for usage on and after January 1, 2005.


         (E)      NON-RATE CHARGES NOT LIMITED BY SETTLEMENT

                  (1) Other Fees and New Services. The distribution rate freeze set forth in this Section shall not preclude Narragansett from proposing to increase fees relating to line extensions or other existing fees that are subject to Commission approval. In addition, the Company is not precluded from increasing pole attachment fees and other telecommunication-related fees referenced in Section 17 below. In addition, this Settlement does not preclude Narragansett from proposing new services for customers or nonregulated power producers for fees, provided any such fees are approved by the Commission. All revenue resulting from any increases in such fees and implementation of new fees shall be reflected above the line in the calculation of Narragansett's annual earnings reports (subject to provisions of Section 17 below).

                  (2) Terms and Conditions. Nothing in this Settlement shall preclude Narragansett from proposing changes to the provisions of its terms and conditions for customers and nonregulated power suppliers or the non-rate related provisions of its rates and tariffs.

7.   EXCLUSION OF MERGER ACQUISITION COSTS FROM RATES; IMPUTED CAPITAL
STRUCTURE

         (A) EXCLUSION

         For purposes of cost of service and ratemaking, (1) the amortization of acquisition premiums and transaction costs from the NEES/EUA and NEES/National Grid mergers shall be excluded from rates, and (2) all unamortized acquisition premiums and transaction costs shall be excluded from Narragansett's rate base and Narragansett's rate base shall continue to be based on original cost of plant devoted to public service less depreciation. For purposes of this paragraph, the term
         "transaction costs" includes all employee separation costs resulting from the mergers.

         (B) IMPUTED CAPITAL STRUCTURE

         Because the Company's actual equity as shown for financial accounting purposes will be affected by Narragansett's recording of an acquisition premium and transaction costs on its financial statements as a result of both the NEES/EUA and NEES/National Grid mergers, the Company agrees to use an imputed capital structure for ratemaking purposes until the end of the Rate Freeze Period or the conclusion of the first COS rate case, which ever occurs later. Until the Commission issues an order establishing new rates at the conclusion of the Company's first COS rate case, the Company shall use the imputed capital structure and associated cost rates shown below to calculate its return and income taxes for ratemaking purposes, including: (i) earnings reports under
         Section 11, (ii) savings calculations under Section 8, (iii) expiration of the Settlement Credit under Section 2(c) and (iv) the triggers for Exogenous Events under Section 6(C)(2). The imputed capital structure and costs shall be as follows:

                        debt           45%     7.81%
                        preferred       5%     5.20%
                 common equity         50%    10.50% (79)

All Parties reserve their rights to take any position regarding what the appropriate capital structure and cost rates should be in any rate case establishing rates after the Rate Freeze Period.

----------

79 The 10.5% common equity return imputation applies only for the savings calculations under Section 8, since the Earnings Reports, the calculation under Section 2(c), and Exogenous Events triggers require a calculation of that return.


8.       INCENTIVE-BASED MERGER SAVINGS PLAN

         A properly structured incentive based rate plan can align the interests of the Company and its customers by establishing appropriate incentives to maximize merger related savings for the benefit of the Company and its customers. To that end, the Parties agree that provable cost savings achieved by the Company shall be shared between the Company and customers as described in this section, according to the savings determination formula, verification mechanisms, and reopener provisions described below.

         (A)      SAVINGS PROOF FILED EITHER IN 2002 OR 2003

                  (1) Filing. The Company will file in 2002 or 2003 a cost of service ("COS") for either 2001 or 2002 (the "measurement year"), at its option, using calendar year cost data on an historic test year basis for the most recent calendar year. For the purpose of this COS filing, actual measurement year results will be adjusted to reflect established Commission ratemaking principles and to incorporate any other normalizing adjustments as may be appropriate. However, there will be no adjustments to actual results to recognize or annualize known and measurable changes. Any party in the savings proof proceedings may contend that the measurement year COS should be adjusted upward or downward based on the occurrence of any "Exogenous Events" (as defined in subsections 6(B)(1)(2)&(3)) in order to avoid having the merger-related savings be artificially inflated or deflated by such events, with the burden of proof on the party making the contention.

                  (2) Imputed Capital Structure and Costs. In the measurement year COS filing, Narragansett shall use the capital structure and associated cost rates to calculate its return and income taxes as provided in Section 7(B).

                  (3) Measurement of Savings. Achievement of savings shall be measured by subtracting the distribution measurement year COS revenue requirement described in (1) above from the adjusted Benchmark COS. For the purpose of this section, the adjusted Benchmark COS shall mean, the "Benchmark COS" ($210,000,000, which amount does not incorporate the effect of any merger related savings) escalated by 50% of the change in the "GDPIPD" from 2000 through the measurement year, plus the escalated Benchmark COS times 30% of the growth in the weather normalized measurement year KWH sales from the year 2000 KWH sales. For the purpose of this calculation, the year 2000 KWH sales are 7,098,202,000 KWH. Exhibit 4a shows the formula for measuring savings and provides an illustrative example of the calculation of savings in 2002 or 2003.

                  (4) Sharing of Savings. The measurement year COS will not be used to adjust rates. Rather, its sole purpose will be to determine the amount of savings that have been achieved. Fifty percent (50%) of the savings calculated in (3) above, escalated by 50% of the cumulative change in the "GDPIPD" until the "Second Savings Verification" described in subsection (B) below, will be allowed as an expense in COS filings made to change rates on or after January 1, 2005 and included in earnings reports for all years after the Rate Freeze Period until the end of 2019, subject to the savings verification described in subsection (B) below and the reopener provisions described in subsection (C) below.

                  (5) Burden of Proof. For purposes of this subsection, the Company must meet the same burden of evidentiary proof as occurs in a cost of service rate case, subject to the usual review of the Commission and permitted evidentiary challenges by the Division and other intervenors.

         (B)      SECOND SAVINGS VERIFICATION BY 2007.

                  The Company will be required to verify the existence of the savings proven in the filing referenced in subsection (A) above, using the same basic methodology as described therein. This "second savings proof" will occur in the first COS rate case filed by the Company that reflects an historic test year that is no less than two years after the test year used for the first savings proof. In such second savings proof occurring through a COS rate case filing, the methodology reflected in Exhibit 4b (which uses the rate year in the COS filing) shall apply. If the second savings proof has not occurred by April 30, 2007, the Company will be required to make a filing by such date solely for purposes of verifying savings. If the second savings proof does not occur through a COS rate case, the methodology reflected in Exhibit 4c shall apply. Fifty percent of the savings proven (not exceeding that which was proven through subsection (A) above, as escalated) will be fixed and allowed in each COS through 2019, subject to the reopener provisions of subsection (C) below. If the savings are lower than that which was proven in the first savings proof (escalated as provided in Section 8(A)(4) above), then such lower value will be used. For purposes of this subsection, the Company must meet the same burden of evidentiary proof as occurs in a cost of service rate case, subject to the usual review of the Commission and permitted evidentiary challenges by the Division and other intervenors. If the Company files a COS rate case in 2004 to change rates for usage on and after January 1, 2005 and such case would not otherwise trigger the "Second Savings Verification", the Parties shall have the option to propose and the Commission shall have the authority to order that the "Second Savings Verification" take place in that proceeding.

        (C)    REOPENER ON PROOF OF SAVINGS

               The savings determined under subsection (A) and (B) above shall be final and conclusive provided that rates remain below certain inflation-based thresholds described below. If rates rise above the thresholds, then the reopener provisions described below shall apply. The thresholds described below do not establish a right for the Company to raise its rates to either of the threshold levels. The thresholds only determine whether the Company may include a share of the merger savings in any given cost of service rate case filed after the Rate Freeze Period. The application of these thresholds is set forth below:

               (1)     DEFINITIONS

               For purposes of this subsection (C), the following terms shall have the meanings given:

                       (a) "Revenue Change" is defined as the resulting change in revenues, for the specified rate year, produced by a change in distribution rates from the distribution rates then in effect, but excluding the following: (i) the increase in distribution rates resulting from the expiration of the Settlement Credit at the end of the Rate Freeze Period, if applicable, (ii) the increase in distribution revenues resulting from the partial expiration of "hold harmless rate design" mechanisms after the Rate Freeze Period, (iii) any increases relating to the recovery of costs associated with the expansion of the low income rate, and (iv) 75% of the increase resulting from a COS rate case filed in 2004, if any, for rate changes going into effect on or after January 1, 2005.

                       (b) "Percentage Revenue Change" is defined as 100 times the Revenue Change divided by the revenues that would be produced, in the specified rate year, by the rates then in effect prior to the Revenue Change.

                       (c) "Cumulative Percentage Revenue Change" equals the sum of all Percentage Revenue Changes.

                       (d) "Reopener Index" shall be 1.9% per year from January 1, 2005 through December 31, 2009.
                       Thereafter, it shall be 80% of the annual change in the "GDPIPD".

                       (e) "Cumulative Reopener Index" equals the sum of the Reopener Indices for each year.

               (2)     REOPENER THRESHOLDS

                       (a) REOPENER THRESHOLD (THROUGH 2014): If at the time of any cost of service rate case filed by the Companies after 2004 and before 2015, the Cumulative Percentage Revenue Change exceeds or will exceed the Cumulative Reopener Index for the years which have elapsed since December 31, 2004, Narragansett shall be required to include in its cost of service case filed with the Commission evidence regarding the continued existence of savings to Narragansett resulting from the acquisition of EUA by NEES or the acquisition by NEES or its parent company of other utility companies. The parties to this Settlement will have the right to offer evidence disputing the presence of such savings. If the Commission concludes that the savings are less than the amount included in the cost of service, the savings included in the cost of service shall be reduced to the amount determined by the Commission.

                       (b) "GDPIPD" THRESHOLD (THROUGH 2014): Until the end of 2014, if at the time of the cost of service review referred to in subsection (C)(2)(a) above, the Cumulative Percentage Revenue Change exceeds or will exceed the cumulative change in the "GDPIPD" ("Line B" in Exhibit 5) from December 31, 1999, the portion of the shared savings that causes the applicable index to be exceeded will be excluded from the cost of service until such time as the Cumulative Percentage Revenue Change is less than or equal to the change in the "GDPIPD".(80) However, if the Company can demonstrate that the reason why the "GDPIPD" referenced above was exceeded was a result of cost increases caused by "State Initiated Cost Changes", "Federally Initiated Cost Changes", or "Regulatory Cost Reallocations", as defined in
                       Section 6 above, the Company may be entitled to prove the continued existence of savings, as provided in subsection (a) above.

----------

80 Any portion of the savings below the GDPIPD index is subject to the Company proving the continued existence of the savings, as provided in subsection (a).


                       (c) REOPENER THRESHOLD (AFTER 2014): After 2014, if the Cumulative Percentage Revenue Change exceeds or will exceed the Cumulative Reopener Index for the years that have elapsed since December 31, 2004 as a result of Revenue Changes going into effect on or after January 1, 2015, the portion of the shared savings that causes the index to be exceeded will be permanently excluded from the cost of service. However, if the Company can demonstrate that the reason why this index was exceeded was a result of cost increases caused by "State Initiated Cost Changes", "Federally Initiated Cost Changes", or "Regulatory Cost Reallocations", as defined in
                       Section 6 above, the Company may be entitled to prove the continued existence of savings, as provided in subsection (a) above.

                       (d) The implementation of these reopener provisions is illustrated by the examples shown in Exhibit 5 to this Settlement. (e) For purposes of subsections
                       (a), (b), and (c) above, the Company must meet the same burden of evidentiary proof as occurs in a cost of service rate case, subject to the usual review of the Commission and permitted evidentiary challenges by the Division and other intervenors.

9.       NEW DEPRECIATION RATES AND TAX NORMALIZATION

         Commencing on the Rate Consolidation Date, the Companies will implement the new depreciation rates described in the Pre-Filed Testimony of David M. Webster without the special distribution rate surcharge proposed in the Companies' original filing in this Docket. In addition, Narragansett will cease the flow through of tax deductions relating to the cost of removal and the Companies will begin fully normalizing for all book/tax timing differences.(81)

--------

81 For purposes of this Settlement, the Parties agree that current accounting treatment of equity AFDC, ITC amortization, and ITC basis adjustments shall remain unchanged and, as a result, not be considered book/tax timing differences.


10.      FUNDING OF DEFICIENCY IN RESERVE FOR DEFERRED TAXES

         Narragansett has received from New England Power Company ("NEP") a lump sum credit to its Contract Termination Charge ("CTC") account equal to $17.5 million. The Parties agree that Narragansett shall apply such amount (net of taxes payable on such monies) to reduce Narragansett's deficiency in its reserve for deferred taxes. The Parties further agree that through December 31, 2004, the first $5 million of certain CTC reconciliation adjustments received by Narragansett from NEP pursuant to the Amendment to Service Agreement contained in the NEP/Narragansett Wholesale Settlement in FERC Docket 97-680-000 (the Wholesale Settlement) shall be retained by Narragansett and applied (net of taxes payable on such monies) to further reduce the deficiency. The source of such retained CTC reconciliation adjustments will be limited to recoveries from third parties, pursuant to section 1.2.2(g) of Appendix 1 to the Wholesale Settlement, and the proceeds from future asset sales, referenced in section 1.1.4(d) of the Wholesale Settlement. In Narragansett's first COS rate case filed to change rates after the Rate Freeze Period, the Company will be permitted to recover the remaining deficiency in such COS rate case by amortizing it over a period such that the revenue requirement of the annual amortization does not exceed $1 million, provided that the amortization shall not be less than five years.

11.      EARNINGS REPORTS

         (A)   RATE FREEZE PERIOD.

         The Company will be required to file annual earnings reports with the Commission by May 1 of each year during the Rate Freeze Period. Copies also will be filed with all Parties. These reports will be filed for informational purposes. The determination of whether the Company has exceeded its allowed rate of return on equity will be made at the end of the Rate Freeze Period. Specifically, by May 1, 2005, Narragansett shall file an earnings report with the Commission, calculating the five year average return on equity on intrastate earnings for the period commencing January 1, 2000 through December 31, 2004. For purposes of calculating return and income taxes, Narragansett shall use the imputed capital structure and associated costs of capital set forth in subsection 7(B) above; provided, however, if Narragansett's actual average common equity ratio falls below 50% for any of the five years during the Rate Freeze Period, any party may contend that the use of the average actual capital structure for the five year period is more reasonable than the use of the imputed actual capital structure.(82) For purposes of this five year average earnings report, the allowed return on equity shall be 10.5%. For purposes of these earnings reports, results will be adjusted to reflect established Commission ratemaking principles. However, there will be no adjustments to actual results to recognize or annualize known and measurable changes. The return on common equity will be calculated by dividing the net income available for common equity by the common equity applicable to rate base. The common equity applicable to rate base shall be calculated by multiplying the common equity ratio required by this subsection by rate base. Any accumulated earnings up to and including 150 basis points over such allowed return on equity may be retained by the Company. Any earnings from 150 to 250 basis points shall be shared 50% with customers and 50% for the Company. Any earnings over 250 basis points shall be shared 75% with customers and 25% for Narragansett. The customers' share will be credited to customers through the procedure described in subsection (C) below. During the Rate Freeze Period, earnings reported will not include an allowance for shared savings.

----------

82 The Company will use a five quarter average for determining rate base and equity in the earnings calculation for earnings reports during and after the Rate Freeze Period.


         (B)      POST-RATE FREEZE.

                  After the Rate Freeze Period, Narragansett will file annual earnings reports for each year (commencing with the year
         2005) showing the Company's return on equity on intrastate earnings.(83) Copies will be filed with all Parties. Such filings shall be made no later than May 1 of the succeeding year. Narragansett shall be allowed to include its share of merger savings allowed pursuant to the terms of Section 8 above in the calculation of earnings. For purposes of these earnings reports, results will be adjusted to reflect established Commission ratemaking principles. However, there will be no adjustments to actual results to recognize or annualize known and measurable changes. Until the completion of Narragansett's first COS rate case, the Company will use the imputed capital structure and cost rates set forth in subsection 7(B) above; provided, however, that if the actual equity ratio is less than 50% during the period under review, any party may contend that the use of the average actual capital structure is more reasonable than the use of the imputed capital structure. After the first COS rate case, the Company shall use the capital structure and cost rates approved by the Commission in such case. The return on common equity will be calculated by dividing the net income available for common equity by the common equity applicable to rate base. The common equity applicable to rate base shall be calculated by multiplying the common equity ratio required by this subsection by rate base. Any accumulated earnings over the Company's allowed rate of return, up to and including 100 basis points, shall be shared 50% with customers and 50% for the Company. Any earnings over 100 basis points shall be shared 75% with customers and 25% for the Company. The customers' share will be credited to customers in accordance with the procedure identified in subsection (C) below.

-----------

83 The earnings report requirements set forth in this Settlement are in addition to any other earnings report requirements that may be required by the Commission.


         (C)      CREDITING MECHANISM

                  Prior to proposing a method of crediting customers for the customers' share of earnings above the earnings thresholds, the Companies will consult with the Parties to propose a mutually acceptable method. Any credits to customers pursuant to this subsection will be filed with the Commission for Commission review and approval.

12.      ENVIRONMENTAL RESPONSE FUND

         An Environmental Response Fund shall be established to create a mechanism to fund the recovery of "Environmental Response Costs", as defined below.

         (A) Definition of "Environmental Response Costs". "Environmental Response Costs" are all the reasonable and prudently incurred costs associated with remedial and clean-up obligations of Narragansett, BVE, and Newport arising out of the Companies' or their predecessors' utility-related ownership and/or operation of manufactured gas plants and sites associated with the operation and disposal activities from such gas plants. A list of the locations is provided in Exhibit 9 to this Settlement. In addition to actual remedial and clean up costs, "Environmental Response Costs" also include costs of acquiring property associated with the clean up of such sites as well as litigation costs, claims, judgments, and settlements associated with such sites. The Company will use best efforts to satisfy its obligation to minimize the Environmental Response Costs charged to the fund consistent with applicable regulatory requirements and sound environmental policies and to minimize litigation costs that may arise. Any applicable insurance proceeds shall be credited to the fund. To the extent the Company incurs any other extraordinary environmental liability of which it is not aware as of the date of this Settlement, the Company has the right to request the Commission to allow such costs incurred in connection with such extraordinary events to be included as "Environmental Response Costs".

         (B) Funding. Interest shall accrue, for the benefit of customers, on any credit balances in the fund at the customer deposit rate. No interest shall accrue on debit balances. Any cash expenditures shall be charged to the fund as long as the costs that are or have been incurred are Environmental Response Costs, as defined above. The fund shall be credited at the annual amount of $878,000 (the current amount reflected in rates for amortization of such costs)or $73,167 per month.

         (C) Annual Reports. Narragansett will file an annual report with the Commission (and serve the Parties with copies) providing a summary and accounting of all costs incurred during such year which have been applied to the fund. Each of the Parties reserve their rights to review and challenge any costs that they believe do not fall within the definition of "Environmental Response Costs", as defined in subparagraph (A) above.

         (D) Reservation of Rights. In the Company's first COS rate case to establish rates after the Rate Freeze Period, all Parties to this Settlement reserve their rights to take any position they deem appropriate regarding (i) the level of funding to be permitted in rates on a prospective basis to recover costs charged to the fund as of the date of such case, and/or (ii) whether the fund should continue as designed in this Settlement for the recovery of prospective costs.

13.      STORM CONTINGENCY FUND

         The Parties agree that Narragansett's Storm Contingency Fund, as consolidated, shall have an annual funding level of $1,041,000 (subject to Section 17); a threshold of $580,000 (which escalates each year in accordance with Commission rules); and a deductible of $375,000.

14.      TRANSMISSION RATES

         On the Rate Consolidation Date, base transmission rates will be consolidated, making all customers subject to the same set of transmission rates, as reflected in Exhibit 2. However, in order to avoid an increase in transmission rates for BVE and Newport customers in 2000, a separate transmission adjustment factor shall be calculated for customers in the Newport, BVE, and Narragansett service territories ("Zones"), to continue the present allocation of transmission costs currently assigned to each company. Beginning in the year 2001, Narragansett will eliminate the zonal adjustment factors and apply one transmission adjustment factor for all customers to recover the consolidated transmission costs incurred in excess of revenue collected in the consolidated base transmission rates.

15.      TRANSITION CHARGES

         Beginning on the Rate Consolidation Date, there shall be "zonal" transition charges. One zone will consist of customers in the current Narragansett Electric service territory ("Narragansett Zone"). The second zone shall consist of customers in the current BVE service territory ("Blackstone Zone"). The third zone shall consist of customers in the current Newport service territory ("Newport Zone"). The transition charges for the Narragansett Zone will be fixed in accordance with the following schedule during the Rate Freeze Period:

         Year        Fixed Transition Charge
                     Narragansett Zone (cents per kWh)

         2000              1.15
         2001              1.05
         2002              1.05
         2003              1.00
         2004              0.95

The transition charges in the Blackstone and Newport Zones will be determined by calculating the balance of the Company's total Contract Termination Charge expenses during the Rate Freeze Period less the estimated transition charge revenues collected in the Narragansett Zone and dividing the balance by the estimated kilowatt-hour deliveries in the Blackstone and Newport Zones. The resulting transition charges in the Blackstone and Newport Zones shall not exceed the amounts established for the period through 2004 as of the date of this Settlement under FERC-approved CTC rates for Blackstone and Newport, respectively ("Transition Charge Maximums"). Once transition charges converge in the three zones, they will be set at the same rates, with applicable adjustments being spread equally among the three zones.

         All Parties reserve their rights to propose different rate designs for transition charges after the Rate Freeze Period. During the Rate Freeze Period, to the extent that Contract Termination Charge expenses are less than the total transition charge revenue collected from customers in any given year, any such overrecoveries (less amounts applied in accordance with Section 10 above) shall be credited to customers, with interest at the customer deposit rate, in the Blackstone and Newport Zones to lower transition charges for the following year. Underrecoveries in any given year may be collected, with interest at the customer deposit rate, in the following year to the extent allowed under the Transition Charge Maximums specified above. To the extent that any Contract Termination Charge expenses are not collected during this period as a result of the Transition Charge Maximums in the Blackstone and Newport Zones, any underrecoveries will be deferred with interest at the customer deposit rate, for recovery after the Rate Freeze Period through a methodology approved by the Commission.

16.      CONSOLIDATION OF BALANCES IN ADJUSTMENT PROVISIONS

         The rates and tariffs of Narragansett include the adjustment provisions (attached as Exhibit 6 and listed below), which shall apply to all customers:

         (i)      Standard Offer Adjustment Provision
         (ii)     Transmission Service Cost Adjustment Provision
         (iii)    Non-Bypassable Transition Charge Adjustment Provision
         (iv)     Conservation and Load Management Adjustment Provision

         Any balances (positive or negative) outstanding in any BVE or Newport adjustment provisions shall be consolidated into the appropriate
Narragansett adjustment provision listed above.

17.      ATTACHMENT FEE REVENUE

         All revenue received from attachment and other telecommunication company fees for use of distribution plant up to an annual amount of $850,000 and 50% of all incremental revenue from such fees over $850,000, will be included as above-the-line revenues in earnings reports and in all future COS rate cases, including such revenues from any telecommunications affiliates of the Company. The remaining 50% of all such incremental revenue over the annual amount of $850,000 will be directly credited to the Companies' Storm Fund account on an annual basis.

18.      SALES OF PROPERTIES

         (A) Annual Report on Sales. By March 1 of each year during and after the Rate Freeze Period, the Company shall file an annual report with the Commission listing any properties that have been sold in the prior calendar year and indicating whether the property is classified as utility property or non-utility property and the total proceeds received. All Parties reserve their rights to make a claim to the Commission that all or a portion of any of the proceeds from specified sales should be credited to customers. The Company reserves its right to dispute any such claims.

         (B) Notification to Attorney General and Division. Prior to marketing for sale any utility or non-utility real estate property owned by the Companies with a net book value of $250,000 or more, the Company shall file a confidential notification with the Division and the Attorney General, identifying the property that the Company is contemplating selling. Unless the Division and the Attorney General otherwise agree, the Company will not enter into a legally binding commitment to sell such property until thirty days after providing the notification.

19.      SERVICE QUALITY STANDARDS

         The Parties agree that the Service Quality Performance Standards set forth in Exhibit 7 shall apply through the Rate Freeze Period. Thereafter, the standards shall remain in effect, but may be modified by order issued by the Commission. The Parties reserve their rights to propose modifications to the Commission at any time after the Rate Freeze Period or in the Company's first rate case, including any rate case filed by the Company that seeks to change rates on and after January 1, 2005. If at any time while the Service Quality Performance Standards are in effect, the Commission finds that there is a significant and persistent deterioration in service quality (after a hearing in which the Company has been provided the right to appear and present evidence), the penalties provided in the standards shall be doubled and the Company shall be required to file a remedial plan. If after one year from such finding, the Commission finds that the Company has not carried out its remedial plan and, as a result, the significant and persistent problems with service quality have not been remediated, the Commission may suspend the right of the Company to retain a share of merger savings on a prospective basis until the Company demonstrates in a hearing before the Commission that service quality has returned at least to the levels that existed prior to the merger.

20.      EXPANSION OF LOW INCOME PROGRAM TO INCLUDE LIHEAP CUSTOMERS

         The Parties agree that Narragansett's Low Income Rate A-60 shall be expanded to include all customers who are eligible for assistance through the state's LIHEAP program. The first $600,000 of incremental cost of such expansion shall be borne by the Company during the Rate Freeze Period (subject to increases under the provisions of Section 4(d) above). The balance shall be tracked annually by the Company and recovered from all customers of the Company through a fully reconciling uniform per kWh adjustment factor. After the Rate Freeze Period, the entire incremental cost shall be tracked and recovered from customers through the reconciling adjustment factor until the Company's first rate case. In the Company's first rate case that establishes new rates after the Rate Freeze Period, the full incremental cost shall be rolled into distribution rates for recovery from all customers.

21.      NO COST RECOVERY OF "GOLDEN PARACHUTES"

         The Companies agree that it shall not recover any costs from customers associated with the so-called "golden parachute" payments to any of the EUA or NEES parent company officers that are triggered as a result of the merger of NEES and EUA or NEES and National Grid. Nor shall the Company include in rates the costs of any "golden parachute" payments for such parent company officers arising from other future mergers.

22.      EXPIRATION OF SETTLEMENT

         If the closing of the merger between New England Electric System and Eastern Utilities Associates does not occur, this Settlement agreement will terminate and have no legal effect. In such case, the cost of service and earnings of the Companies will be subject to normal course of review as if this Settlement had never been approved. If the merger does not occur the Parties and the Commission are not precluded from reviewing earnings of the Companies for 1999 and 2000 to determine whether there were any overearnings that should be credited to customers.

23.      FULLY ALLOCATED COST OF SERVICE AND RATE DESIGN FILING IN 2004

         In Docket 2710, the Commission approved a settlement in which Narragansett agreed to make a revenue neutral filing with the Commission for the purpose of redesigning the Company's rates for the G-32, B-32, G-62, and B-62 classes. The Parties agree that the Company is no longer obligated to make such filing. Instead, if the Company has not filed a cost of service rate case to change rates for usage on and after January 1, 2005, the Company shall make a revenue neutral filing of a fully allocated cost of service study by June 1, 2004 and propose new rates for all classes to take effect for usage on and after January 1, 2005. The fully allocated cost of service study will be subject to the review of the Commission and permitted evidentiary challenges by the Division and other parties. If and when the Company files its first cost of service rate case to change rates on or after January 1, 2005, the Company will include a fully allocated cost of service study in such filing.

24.     OTHER PROVISIONS

        (A) The Parties agree not to oppose the request of the Companies to obtain EWG status for EUA's ownership share of Ocean State Power I and II.

        (B) This Settlement resolves all issues in the EUA 1999 overearnings Docket 2911 and such docket shall be considered closed as a result of approval of this Settlement and no other claims regarding overearnings in 1999 shall be made against the Companies.

        (C) If at any time during the term of this Settlement the Company becomes aware of a proceeding at the Securities and Exchange Commission or FERC that will change the allocations of costs among Narragansett Electric and its affiliates, the Company will notify the Attorney General and the Division in writing or provide a copy of the notice to such proceedings.

        (D) Unless expressly stated herein, the making of this Settlement establishes no principles and shall not be deemed to foreclose any Party from making any contention in any other proceeding or investigation other than Division Docket D-99-12.

        (E) This Settlement is the product of settlement negotiations. The content of those negotiations is privileged and all offers of settlement shall be without prejudice to the position of any Party.

        (F) This Settlement is submitted on the condition that it be approved in full by the Commission, and on the further condition that if the Commission does not approve the Settlement in its entirety, the Settlement shall be deemed withdrawn and shall not constitute a part of the record in any proceeding or used for any purpose.

        (G) The Parties recognize that the Commission has an ongoing obligation to modify rates to protect the public against improper and unreasonable rates that cannot be precluded by a settlement agreement.


                                 Respectfully submitted,

                                 The Narragansett Electric Company
                                 By its Attorney


                                 ---------------------------
                                 Ronald T. Gerwatowski
                                 General Counsel


                                 Blackstone Valley Electric Company
                                 and Newport Electric Corporation
                                 By their Attorney


                                 ----------------------------
                                 David A. Fazzone of
                                 David A. Fazzone, P.C. and
                                 McDermott, Will & Emery


                                 The Division of Public Utilities and Carriers By its Attorney


                                 ---------------------------
                                 Elizabeth A. Kelleher
                                 Special Assistant Attorney General


                                 The Department of the Attorney General
                                 By its Attorney


                                 ---------------------------
                                 Paul Roberti
                                 Assistant Attorney General


                                 The Energy Council of Rhode Island
                                 By its Attorney


                                 ---------------------------
                                 Andrew J. Newman
                                 Rubin and Rudmin LLP


                                 The National Grid Group, plc
                                 By its Attorneys,


                                 ------------------------
                                 Paul K. Connolly, Jr.
                                 Patricia M. French
                                 LeBoeuf, Lamb, Greene & MacRae,
                                 LLP





                                  EXHIBITS


        Exhibit 1      Summary of Hold Harmless Rate Design Mechanisms
        Exhibit 2      Cover Sheets for All Rates
        Exhibit 3      Rates G-22, N-01, and Amended A-32 & A-60
        Exhibit 4      Illustrations of Savings Proof
                       4a: Savings Proof in 2002 or 2003
                       4b: Second Savings Proof in Rate Case
                       4c: Second Savings Proof  in 2007 (without rate case)
        Exhibit 5      Illustrations of Reopener Provisions and Thresholds
        Exhibit 6      Adjustment Provisions
        Exhibit 7      Service Quality Performance Standards
        Exhibit 8      Terms and Conditions
        Exhibit 9      List of Manufactured Gas Plant Locations